Ryan Grimsland
Executive Vice President, Chief Financial Officer

t: 984-212-2059
e: ryan.grimsland@advance-auto.com

April 10, 2025

VIA EDGAR AND U.S. MAIL

The U.S. Securities and Exchange Commission Division of Corporation Finance
Office of Trade & Services
Attn: Keira Nakada and Rufus Decker
100 F Street, N.E.
Washington, DC 20549

Re:         Advance Auto Parts, Inc.
Form 10-K for Fiscal Year Ended December 28, 2024
Item 2.02 Form 8-K Dated February 26, 2025
File No. 001-16797

Dear Ms. Nakada and Mr. Decker:

Advance Auto Parts, Inc. (the “Company”) thanks the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission for its comment letter, dated March 20, 2025, regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2024 and the Company’s Current Report on Form 8-K dated February 26, 2025 (the “Letter”). For your convenience of reference and review, the Company has repeated your comments as presented in the Letter in bold text, with its response provided immediately under the comment.

Form 10-K for Fiscal Year Ended December 28, 2024

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 44

1.    Please revise the other assets and liabilities, net line item to present changes in other assets separately from other liabilities and further breakout any material components. Please also supplementally show us the amounts included in each of the revised line items for each period presented. Refer to ASC 230-10-45-7 and 45-29.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company referred to the guidance in ASC 230-10-45-7 and 45-29 when considering the reconciliation of net income to net cash provided by operating activities. The breakout of other assets and other liabilities is as follows:

	28-Dec-24	30-Dec-23	31-Dec-22
Operating lease right of use assets	61,567	33,505	41,306
Other assets	85,075	(71,374)	72,745
Operating lease liabilities	(60,469)	(36,843)	(79,324)
Other liabilities	(1,543)	(4,085)	(19,738)
Other assets and liabilities, net	84,630	(78,797)	14,989

The Company will present these line items separately in the Consolidated Statements of Cash Flows in future filings. The material components of changes in other assets and other liabilities were related to the change in operating lease right of use assets and the change in operating lease liabilities, respectively. For the Staff’s information, the Company separately disclosed supplemental information about its lease cost, lease assets and lease liabilities within the Notes to the Consolidated Financial Statements as part of Note 9, Leases and Other Commitments.

2.    For material items included in net (loss) income that do not affect net cash provided by operating activities and are not currently presented as separate reconciling items (e.g., inventory charges of $431.5 million in 2024 and $109.5 million in 2023, etc.), please tell us the adjustment that they are included in. For these material items, other than inventory charges, also tell us their nature and the dollar amount for each period presented. Finally, present these material items as separate reconciling items or tell us your basis in GAAP for combining each item with other amounts that represent deferrals of past operating cash receipts and payments and/or accruals of expected future operating cash receipts and payments. Refer to paragraphs 45-28(b), 45-29 and 45-32 of ASC 230-10-45.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company referred to the guidance in ASC 230-10-45-28(b), 45-29 and 45-32. The purchase of inventory is a cash transaction and the subsequent write-down to net realizable value prior to a sale was considered related to the initial cash activity. Therefore, the inventory write-down was included in the line-item “Net change in: Inventories” and is separately disclosed within the Notes to the Consolidated Financial Statements as part of Note 2, Significant Accounting Policies. The Company determined there were no other material items requiring presentation as a separate reconciling line item.

Item 2.02 Form 8-K Dated February 26, 2025

Exhibit 99.1
Advance Auto Parts Reports Fourth Quarter and Full Year 2024 Results

3.    Please present and discuss comparative GAAP measures/ratios when you present and discuss non-GAAP measures/ratios. In this regard, you present prior quarter/year adjusted gross profit, adjusted gross profit margin, adjusted SG&A, adjusted SG&A margin, adjusted operating loss, adjusted operating margin, and adjusted loss per share and discuss the business reasons for changes from the prior period without comparable disclosure for the GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In addition, in your Q4 & FY 2024 Earnings Presentation on your website, you present YoY changes (in bps, dollars and/or percent) and percentage of sales for many non-GAAP measures without presenting similar disclosures for the comparable GAAP measures. Refer to Rule 100(a) of Regulation G. In the Earnings Presentations, also do not refer to non-GAAP amounts as “pro forma” (e.g., pro forma cash availability, pro forma liquidity, etc.), when they are not computed in accordance with Article 11 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company referred to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Company will present the prior year comparable GAAP measures to the extent prior year non-GAAP measures are included in the discussion of the quarterly and annual results in future filings. Such comparable GAAP measures will be presented with greater or equal prominence, consistent with Question 102.10(a). The Company will also show any year-over-year changes presented (in bps, dollars and/or percent) and percentage of sales in the GAAP to Non-GAAP reconciliations in both its future Form 8-K filings and the earnings presentations on its website. Additionally, the Company notes the Staff’s comment on the use of the phrase “pro forma” and confirms that it will not use such phrasing in future earnings presentations and filings.

4.    Adjusted debt to adjusted EBITDAR ratio appears to represent a non-GAAP valuation measure, rather than a performance measure. Please present this ratio for the most recent valuation period only with no comparison to prior periods. In addition, when you present this ratio, also present the comparable GAAP debt to net income ratio. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Similarly revise the Earnings Presentations on your website to present and discuss GAAP debt to net income ratio when leverage ratio is presented and discussed on a historical basis. Refer to Rule 100(a) of Regulation G.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company referred to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, as well as Rule 100(a) of Regulation G. The Company believes its Adjusted Debt to Adjusted EBITDAR ratio (“leverage ratio”) is a key financial metric for debt securities, as reviewed by rating agencies, and believes its debt levels are best analyzed using this measure. The Company advises the Staff that in future filings, it will only present the leverage ratio for the most recent valuation period with no comparison to prior periods. The Company will also disclose the comparable GAAP debt to net income ratio in future filings. The Company will include the reconciliation and footnotes similar to those presented on page 14 of its earnings release furnished as Exhibit 99.1 of the Form 8-K in future Earnings Presentations on its website.

If the Staff has any further questions or if we can clarify our response, please do not hesitate to call me at 984-212-2059.

Sincerely,

/s/ Ryan P. Grimsland

Ryan P. Grimsland
Executive Vice President, Chief Financial Officer

cc: Shane O’Kelly, President, Chief Executive Officer
Michael P. Beland, Senior Vice President, Controller and Chief Accounting Officer
Amanda Keister, Senior Vice President, Legal and Assistant Corporate Secretary